SECURITIES AND EXCHANGE COMMISSION

                                              WASHINGTON, D.C. 20549


                                                    FORM 10-SB

                                  GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                                              SMALL BUSINESS ISSUERS

                                          Under Section 12(b) or 12(g) of
                                        The Securities Exchange Act of 1934



                                           WEBQUEST INTERNATIONAL, INC.
                                     (Exact name of registrant in its charter)

         Nevada                                               86-0894019
(State or Other Jurisdiction                 (IRS Employer Identification No.)
of Incorporation or Organization)


2241 Park Place, Suite E, Minden, Nevada                            89423
(Address of principal executive offices)                        (Zip Code)


                                                  (702) 782-0350
                              (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                    Name of Each Exchange on which
         to be so registered                    each class is to be registered

                None                                               None


Securities to be registered pursuant to section 12(g) of the Act:

    Common Stock, par value $.001
          (Title of Class)

Item 1.  Description of Business

Background

         WebQuest International, Inc., incorporated in Nevada on March 25, 1998, (the "Company"), is the successor by merger with WebQuest International, Inc., a Utah corporation formerly known as Phaser Enterprises, Inc. ("WB Utah"). In April 1997 Web Utah entered into an Agreement and Plan of Reorganization with WebQuest International, Inc., a Nevada Corporation ("old WB"), incorporated in November 1996, formerly known as iPONG International, Inc., pursuant to which agreement the old WB merged with and into WB Utah. Prior to April 1997 WB Utah had no operations.

         The Company's present business is the development and marketing of an interactive game arcade, known as the iPONG Game Arcade on the Internet. Site visitors use their eye/hand coordination and trivia knowledge to win cash and/or prizes. The Company anticipates that it will derive revenue from the sale of advertising.


iPONG Game Arcade

         iPONG Game and Trivia Arcade is an interactive game site. The site provides visitors a Variety of PONGTM games, a simple arcade game licensed from Atari, a division of JTSR corporation, with 10 different categories of trivia. After entering the Company's web site at www.iPONG.com, players compete for points on a weekly basis. As players respond to questions throughout the game, each question or activity is accompanied by advertising. iPONG is a game of skill and knowledge. Players who successfully score high win cash and/or prizes. The Company intends to charge advertisers per advertisement placed with the games questions. As of the date of this Registration Statement the Company has not entered into contracts. For advertising with any person, and the Company has not engaged any advertising agency to do so, although it intends to do so in the future.

         The Company has entered into a Licensing and Marketing Agreement with NDS Software, Inc. ("NDS"), which owns 18.7% of the Company's Common Stock. Pursuant to this Agreement, the Company licensed the software and trademarks related to iPONG for a ten year term. The license fee is 7% of the revenues for the first year commencing on the live date for the site 1998, 10% in the second year, and 15% thereafter. In addition, the Company is required to pay NDS for technical services rendered by NDS.

Employees

         The Company currently has four employees, two in management, one administration and one in sales.

Item 2.  Management's Discussion and Analysis or Plan of Operation

         As of December 31, 1997 the Company had not received revenues from operations. The Company intends to obtain advertising revenue in connection with the iPONG Game Arcade. Based on discussions with advertisers, the Company believes it will be able to enter into contracts for advertising only when it achieves approximately 40,000 to 50,000 players per week. The primary focus of the Company at this time is obtaining players, which it does so by marketing its web site. Management believes that an expenditure of $50,000 will be required for web site marketing to bring the number of players to the desired level. There can be no assurance that the Company will ever be able to generate revenues, nor that it will be able to raise sufficient capital for its requirements.

         The Company anticipates its capital needs over the next twelve months to be $80,000 per month. The Company's cash needs have been met to date from placements of its equity securities. As of December 31, 1997 the Company had a working capital deficit of $133,000.




Item 3.  Description of Property

         The Company subleases 320 square feet of office space from NDS for $200 per month on a month to month basis. The Company also leases 200 square feet in Del Mar, California at the rate of $550 per month. The lease expires on October 6, 1998. The Del Mar location is used for game development. The Company will seek additional office space in Nevada over the next four to six months.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company capital stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. The address of each person is care of the Company.

                                                                                   Percentage
               Name of                           Number of                       of Outstanding
             Stockholder                       Shares Owned                       Common Stock

            Bob Horn (1)(2)                         150,000                             3.9%
            Kirk Johnson (1)(3)                     298,554                             7.9%
            Frank Howard(1)(4)                        5,000                             0%
            All directors and officers
            as a group (three people)               453,554                             11.7%

            Greg & Jeannie Johnson)                 471,749                             12.6%
            Dr. Jack Kelly                          878,138                             23.4%
            Darin Murphy                            677,443                             18.1%
            NDS Software, Inc.                      700,000                             18.7%
            Topaz Limited/Octagon
             Worldwide, LTD                         361,616                             9.4%

(1)       The address of this person is in care of the Company.

(2) Includes currently exercisable options to purchase 100,000 shares of common stock. See Item 6, "Executive
          Compensation."

(3) Includes currently exercisable options to purchase 30,000 shares of common stock. See Item 6, " Executive
          Compensation."

(4)       Includes 2,500 shares issuable upon exercise of warrants.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

          The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:


Name                                                    Age                     Position

Robert Horn                                             43                      Chairman, Chief Executive Officer
                                                                                and President

Kirk Johnson                                            41                      Vice President, Secretary, Treasurer
                                                                                and Director

Frank Howard                                            50                      Director


          Robert Horn has been Chairman, Chief Executive Officer and President of WebQuest International Inc. since September 1997. From June 1995 to August 1997 he was employed as Executive Producer for BlueSky Software, a San Diego computer and video game developer. From July 1988 to May 1995 he owned Bob Horn Productions, a commercial and industrial video production company. From 1984 to 1988 he produced "San Diego at Large", a local television show for KFMB TV. Prior to that Mr. Horn was a middle linebacker for the San Diego Chargers and the San Francisco 49ers from 1976 to 1984

          Kirk Johnson has been Vice President, Secretary, Treasurer and Director of the Company since October 1997. From 1981 to Oct 1997 he was active Chief Executive Officer and President of Nevada Johnson, Inc., a Nevada real estate and construction firm.

          Frank Howard has been a Director since December 1997.Since 1989 he has been President and CEO of STI (Sales Technology, Inc.). From 1976 to 1989 he worked for Bently Nevada Corporation.His last position for Bently was as acting Vice President of Sales.

Item 6.   Executive Compensation

          The Company has entered into a two year employment agreement with its President and Chief Executive Officer Mr. Horn, effective September 29, 1997 providing for annual compensation of $120,000, and the issuance of options to purchase 400,000 shares of common stock at a price of $.116 per share. The option vest at the rate of 100,000 shares each September 23, commencing on September 23, 1997. The Agreement provides Mr. Horn shall be eligible for benefits under any health, life and retirement plan which may be established in the future. In the event of any termination without cause, all options become immediately vested and Mr. Horn shall be entitled to six months severance pay.

          The Company has entered into a two year employment agreement with its Vice President, Secretary and Treasurer, Kirk Johnson, commencing on October 1, 1997 pursuant to which Mr. Johnson shall be paid $2,000 per week, or in lieu thereof, options to purchase 2,500 shares of common stock at a price of $.116 per share, for each week.Mr. Johnson elected to receive 30,000 share options in lieu of salary. In addition, Mr. Johnson used stock options to purchase 150,000 shares of common stock at a price of $.116 per share vesting one half on October 1, 1998 and the remainder on October 1, 1999. Mr. Johnson is also entitled to participate in any group medical or pension plan that may be implemented in the future.

       Frank Howard receives $500 per month and $100 per meeting for his services as Director.

Item 7.   Certain Relationships and Related Transactions

          The Company has entered into a Licensing and Marketing Agreement with NDS Software, Inc. as discussed under Part I, Item 1 - Business. The Company also sublets office space from NDS, as disclosed under Part I, Item 2 - Properties. NDS Software, Inc. owns 700,000 shares of Company's common stock, or 18.7% of the outstanding shares.

          The Company borrowed $10,000 and $100,000, respectively, on April 23, 1997 and December 31, 1996 from Jack Kelly, the father of the Company's then President. The notes bear interest of 12% and are due on demand.
 The balance owed as of December 31, 1997 was $14,852.

          Kirk Johnson, the Company's Vice President, Secretary and Treasurer is the brother of Greg Johnson, also a holder of Common and Preferred Stock of the Company and the CEO of NDS.

Item 8.   Description of Securities

Common Stock

          The Company's Articles of Incorporation authorizes the issuance of 45,000,000 shares of common stock, $.001 par value per share, of which 3,765,101 shares were outstanding as of April 30, 1998. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

          The transfer agent for the common stock is American Registrar and Transfer, 10 Exchange Place, Suite 705, Salt Lake City, Utah 84110.

Preferred Stock

          The Company's Articles of Incorporation authorize the issuance of up to 5,000,000 shares of Preferred Stock, of which 212,250 shares of Series B Preferred Stock are outstanding. The Preferred Stock is convertible into shares of common stock on a one for one basis. The holders of Series B Preferred are senior to the Common Stock with respect to dividend rights and are entitled to receive a 12% annual cumulative dividend, payable on the first day of June and December commencing on December 1, 1998. In the option of the Corporation, such dividend may be paid in cash or in Common Stock valued at market price, or a combination thereof. senior to the Common Stock with respect to dividend rights. Holders of Series B Preferred Stock are entitled to a liquidation preference of $500 per share. The Company may issue additional preferred stock in the future. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

          The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in the Company's Articles of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the Common Stock which would result in dilution of the income per share and net book value of the Common Stock. Issuance of additional Common Stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the Common Stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's Common Stock or any other series of preferred stock which the Company may issue. The Board of Directors may issue additional preferred stock in future financings.

          The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Maryland law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

Shares Eligible for Future Sale

          The outstanding shares of the Company are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after one year from their acquisition based upon Rule 144.

          In general, under Rule 144 as currently in effect a person (or persons whose shares are aggregated) who has beneficially owned shares privately acquired or indirectly from the Company or from an Affiliate, for at least one year, or who is an Affiliate, is entitled to sell within any three-month period a number of such shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 37,464 shares) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements.

          Sales of substantial amounts of the Common Stock of the Company in the public market could adversely affect prevailing market prices.

                                                      PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

          (a) Market Information

              The Company's Common Stock has not traded for the past three years.

          (b) Holders

              As of April 30, 1998, there were 194 holders of Company common stock.

          (c) Dividends

              The Company has not paid any dividends on its common stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

Item 2.    Legal Proceedings

           Not applicable.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

           Not applicable.

Item 4.    Recent Sales of Unregistered Securities

           In May 1997, the Company issued 2,555,000 shares to acquire all of the shares of old WB from the 10 shareholders of old WB, in an offering exempt under Section 4(2) of the Securities Act of 1933.

           In March 1997 to December 1997 the Company issued 212,250 shares of Common Stock and 212,250 shares of Series B Preferred Stock to 23 investors at a price of $1.00 per share, in an offering made under Rule 504.


           On August 27, 1997 the Company issued 30,000 shares for services valued at $1.00 per share to officers, directors and employees under Rule 701.

           On September 14, 1997 the Company issued 700,000 shares to NDS in connection with a licensing agreement, under the exemption provided by Section 4(2) of the Securities Act.

Item 5.    Indemnification of Directors and Officers

           The Company has adopted provisions in its articles of incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Nevada General Corporation Law. Under the Company's Certificate of Incorporation, and as permitted under the Nevada General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Nevada law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recision.

           At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

                                                     PART F/S

           The following financial statements are included herein:

           Independent Auditor's Report
           Balance Sheets at December 31, 1997, and September 30, 1997
           Statement of Operations from Inception (November 5, 1996) through September 30, 1997 and for the three months ended December 31, 1997 Statement of Stockholders' Equity Statement of Cash Flows from Inception (November 5, 1996) through September 30, 1997 and for the three months ended December 31, 1997 Notes to Financial Statements
                                                     PART III

Item 1. Index to Exhibits.

           The following exhibits required by Part III of Form 1-A are filed herewith:

    Exhibit No.            Document Description

        2.                 Charter and Bylaws

                           2.1      Articles of Incorporation(1)
                           2.2      Bylaws(1)
                           2.3      Articles of Merger(1)

        3.                 Instruments Defining the rights of security holders

                           Not Applicable.

        5.                 Voting Trust Agreement

                           Not Applicable.

        6.                 Material Contracts

                           6.1      License and Marketing Agreement with NDS
Software, Inc.(1)

                           6.2      Employment Agreement - Robert Horn(1)

                           6.3      Employment Agreement - Kirk Johnson(1)

        7.                 Material Foreign Patents.

                           Not Applicable.

(1)      Filed herewith


Item 2. Description of Exhibits.

   See Item 1.

                                                    SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:    April 30, 1998                    WEBQUEST INTERNATIONAL, INC.



                                            By:/s/ Robert Horn
                                                Robert Horn
                                                President

                                           WEBQUEST INTERNATIONAL, INC.














                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                               FINANCIAL STATEMENTS

                                                SEPTEMBER 30, 1997

























                                          PRITCHETT, SILER & HARDY, P.C.
                                           CERTIFIED PUBLIC ACCOUNTANTS

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]




CONTENTS
                                                                                             PAGE

         --    Independent Auditors' Report                                                      1


        --    Balance Sheet, September 30, 1997                                                 2


         --    Statement of Operations, from inception
                on November 5, 1996 through September 30,
                1997                                                                            3


         --    Statement of Stockholders' Equity (Deficit),
                from inception on November 5, 1996
                through September 30, 1997                                                      4


         --    Statement of Cash Flows, from inception
                on November 5, 1996 through September 30,
                1997                                                                        5 - 6


        --    Notes to Financial Statements                                                7 - 18



                                           INDEPENDENT AUDITORS' REPORT



Board of Directors
WEBQUEST INTERNATIONAL, INC.
Minden, NV

We have audited the accompanying balance sheet of Webquest International, Inc. [a development stage company] at September 30, 1997, and the related statements of operations, stockholders' equity and cash flows from inception on November 5, 1996 through September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Webquest International, Inc. as of September 30, 1997, and the results of its operations and its cash flows for the period from inception through September 30, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has liabilities in excess of assets, has incurred losses since inception and has not yet established profitable operations, raising substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



November 6, 1997


                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                                   BALANCE SHEET

                                                      ASSETS

                                                                                                  September 30,
                                                                                                      1997


CURRENT ASSETS:
     Cash in bank                                                                                $          9,321


          Total Current Assets                                                                              9,321



PROPERTY AND EQUIPMENT, net                                                                                 5,716

SOFTWARE LICENSE RIGHTS, net                                                                              925,000


                                                                                                 $        940,037



                                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
     Accounts payable                                                                            $        140,896
     Note payable - related party                                                                          14,852
     Other accrued liabilities                                                                             10,415


          Total Current Liabilities                                                                       166,163



STOCKHOLDERS' EQUITY (DEFICIT):
     Preferred stock, $.001 par value,
          5,000,000 shares authorized, 93,750 shares of 12% Series B convertible preferred stock issued and outstanding for which 500,000
          shares have been authorized                                                                          94
     Common stock, $.001 par value,
          20,000,000 shares authorized,
          3,578,951 shares issued and
          outstanding                                                                                       3,579
     Capital in excess of par value                                                                     1,578,879
     Deficit accumulated during the
          development stage                                                                             (459,001)
     Less: deferred compensation expense
          In accordance with APB 25                                                                     (349,677)



               Total Stockholders' Equity                                                                 773,874


                                                                                                 $        940,037




                     The accompanying notes are an integral part of this financial statement.




                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]


                                              STATEMENT OF OPERATIONS



                                                                                                From Inception
                                                                                                on November 5,
                                                                                                 1996 Through
                                                                                              September 30, 1997



REVENUE                                                                                       $               --



EXPENSES:
     Selling expense                                                                                     199,290
     General and administrative                                                                          253,382
     Compensation expense recorded in
          accordance with APB 25 for Stock
          Options issued below market value                                                                3,923


               Total Expenses                                                                            456,595


OTHER EXPENSES:
     Interest expense                                                                                      2,406


               Total Other Expenses                                                                        2,406



LOSS BEFORE INCOME TAXES                                                                               (459,001)

CURRENT TAX EXPENSE                                                                                           --

DEFERRED TAX EXPENSE                                                                                          --



NET LOSS                                                                                      $        (459,001)



LOSS PER COMMON SHARE                                                                         $            (.21)

















                     The accompanying notes are an integral part of this financial statement.


                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                         STATEMENT OF STOCKHOLDERS' EQUITY

                                  FROM THE DATE OF INCEPTION ON NOVEMBER 5, 1996

                                            THROUGH SEPTEMBER 30, 1997

                                                                                                        Deficit
                                                                                                      Accumulated
                                              Preferred Stock       Common Stock       Capital in           During the
                                                                                        Excess of            Development
                                                Shares    Amount   Shares     Amount    Par Value               Stage


BALANCE, November 5, 1996                             --  $    --        --  $    --   $       --  $            --

Issuance of 2,438,333 shares common
     stock for cash, January 1997, at
     $.123 per share                                  --       --  2,438,333 2,438     297,562     --

Issuance of 116,667 shares common
     stock for services, January 1997, at
     $.116 per share                                  --       --   116,667      117       13,417               --

Recapitalization of Phaser, issuance
     of 200,201 shares of common stock
     for Phaser stock, May 1997                       --       --   200,201      200      (2,282)               --

Issuance of 93,750 shares preferred and
     common stock for cash, March through
     September 1997, at $1.00 per share           93,750       94    93,750       94      187,312               --

Issuance of 30,000 shares common
     stock for services, August 1997, at
     $1.00 per share                                  --       --    30,000       30       29,970               --

Issuance of 700,000 shares common
     stock for licensing agreement, at
     $1.00 per share, September 1997                  --       --   700,000      700      699,300               --

Granting of options to acquire 400,000
Shares of common stock at below market
value.  Compensation expense calculated
in accordance with APB 25.                            --       --        --       --      353,600               --

Net loss for the period ended
     September 30, 1997                               --       --        --       --           --        (459,001)


BALANCE, September 30, 1997                       93,750  $    94  3,578,951 $ 3,579   $1,578,879  $     (459,001)







                     The accompanying notes are an integral part of this financial statement.



                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                              STATEMENT OF CASH FLOWS

                                          NET INCREASE (DECREASE) IN CASH

                                                                                              From Inception
                                                                                              on November 5,
                                                                                               1996 Through
                                                                                            September 30, 1997


Cash Flows from Operating Activities:
    Net loss                                                                               $          (459,001)
    Adjustments to reconcile net loss to net cash
       used by operating activities:
          Depreciation and amortization                                                                  75,371
          Non-cash expense                                                                               43,533
          APB 25 compensation recorded for
             Stock options issued below
             Market value                                                                                 3,923
          Changes in assets and liabilities:
             Increase in accounts payable                                                               140,896
             Increase in accounts payable - related party                                                14,852
             Increase in accrued liabilities                                                             10,415



                 Net Cash Flows Used by Operating Activities                                          (170,011)



Cash Flows from Investing Activities:
    Purchase of equipment                                                                               (6,087)
    Purchase of software licensing rights                                                             (300,000)



                 Net Cash Flows Used by Investing Activities                                          (306,087)



Cash Flows from Financing Activities:
    Proceeds from preferred stock issuance                                                               93,750
    Proceeds from common stock issuance                                                                 391,669



                 Net Cash Flows Provided by Financing Activities                                        485,419



Net Increase in Cash                                                                                      9,321

Cash at Beginning of Period                                                                                  --



Cash at End of Period                                                                      $              9,321




Supplemental Disclosures of Cash Flow information:
    Cash paid during the period for:
       Interest  $                                                                         2,406
       Income taxes                                                                        $                 --

                                                    [Continued]

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                       STATEMENT OF CASH FLOWS  [Continued]

                                          NET INCREASE (DECREASE) IN CASH


Supplemental schedule of Noncash Investing and Financing Activities:

    For the period ended September 30, 1997:
       The Company issued a total of 700,000 shares of restricted common stock in exchange for licensing rights valued at $700,000.

       The Company issued a total of 146,667 shares of restricted common stock in exchange for services rendered valued at $43,533.

       The Company issued stock options to purchase 400,000 shares of common stock to an officer of the Company at below market value prices. Additional paid in capital of $353,600 was recorded, $3,923 in current compensation expense was recorded and $349,677 of deferred compensation expense ( a reduction to stockholders' equity) was recorded.

       The Company issued a total of 200,201 shares of common stock in exchange for merger with Phaser valued at $(2,082).




























                     The accompanying notes are an integral part of this financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                           NOTES TO FINANCIAL STATEMENTS



       Organization - The Company was organized under the laws of the State of Nevada on November 5, 1996 as IPONG International, Inc. but subsequently reorganized with WebQuest International, Inc. (which was formed to serve as a vehicle for a reorganization of the Company). During April, 1997 the Company entered into a plan and agreement of merger with Phaser Enterprises, Inc. ["Phaser"], a publicly held Utah corporation wherein the operations of the Company is the surviving entity. The Company has not commenced planned principal operations and is considered a development stage company as defined in SFAS No. 7. The Company is planning to engage in the business of creating and marketing Internet "web" sites on a commercial basis along with other Internet related businesses.

       Comparative Financial Statements - Prior year financial statements of Phaser are not included because the reorganization with the Company has been accounted for as a recapitalization in a manner similar to a reverse purchase. Phaser was inactive prior to the reorganization and the operations of the Company are the on-going operations of the combined enterprise. Accordingly, the operations of Phaser prior to the date of reorganization have been eliminated. A summary of Phaser's stockholders' equity prior to reorganization has been included in Footnote 12 (Unaudited).

       Property and Equipment - Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purposes on a straight-line basis over the estimated useful lives of the assets which ranges from five to seven years.

       Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for accounting for income taxes.

       Dividend Policy - The Company has not paid any dividends on common stock to date and does not anticipate paying dividends on common stock in the foreseeable future.

       Recently Enacted Accounting Standards - In February 1997, SFAS Nos. 128, "Earnings Per Share" and 129, "Disclosures of Information about Capital Structure" were issued. SFAS No. 128 changes the computation, presentation and disclosure requirements of earnings per share for entities with publicly held common stock. SFAS No. 129 addresses standards for disclosing information about an entity's capital structure. Although such statements are not effective until December 31, 1997, had such statements been adopted for the eleven months ended September 30, 1997 and for the period from inception through September 30, 1997 the effect would not be significant.

    Revenue Recognition - The Company has not yet generated any revenues.

    Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented.

    Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

    Stock Based Compensation - The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard 123 "Accounting for Stock-Based Compensation". This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation. However, companies are permitted to continue applying previous accounting standards in the

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                           NOTES TO FINANCIAL STATEMENTS


    determination of net income with disclosure in the notes to the financial statements of the differences between previous accounting measurements and those formulated by the new accounting standard. The Company has adopted the disclosure only provisions of SFAS No. 123, accordingly, the Company has elected to determine net income using previous accounting standards.

    Reverse Stock Split - In connection with the recapitalization, Phaser reverse split its outstanding common stock on the basis of 1 share issued for each 27 shares previously outstanding. The financial statements have been restated to reflect the common stock split for all periods presented.

    Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.
NOTE 2 - RECAPITALIZATION

    The Company was organized on November 5, 1996 as IPONG International, Inc. and subsequently reorganized with WebQuest International, Inc. (which was formed to serve as a vehicle for a reorganization of the Company). During April, 1997 the Company entered into a plan and agreement of merger with Phaser Enterprises, Inc., a public corporation, wherein Webquest International, Inc. was the surviving entity. The transaction has been accounted for as a recapitalization of the Company. The operations of Phaser are included only from the date of recapitalization. Accordingly, the previous operations and retained deficits of Phaser prior to the date of reorganization have been eliminated. In anticipation of the reorganization, Phaser effected a reverse stock split on the basis of 1 share issued for each 27 shares previously outstanding. The former shareholders of Phaser held approximately 200,201 shares of common stock immediately after the reorganization.

NOTE 3 - SOFTWARE LICENSE RIGHTS

    Software licensing rights consists of the following at September 30, 1997:

                                                                                1997


             Cash paid for licensing rights                                 $     300,000
             Stock issued for licensing rights                                    700,000


                                                                                  1,000,000
             Less accumulated amortization                                         75,000


                                                                            $     925,000



     Amortization expense amounted to $75,000 for the period ended September 30, 1997.

     Licensing and Marketing Agreement - During December, 1996 the Company paid $300,000 for an option to acquire licensing rights to an interactive advertising game for use on the Internet. On January 5, 1997, the Company exercised its option and entered into a licensing and marketing agreement (with technical support) with a Nevada corporation, NDS Software, Inc., that owns the software rights. The license agreement has a 10-year term and allows the Company to develop, use, and market the product on an exclusive basis. Licensing rights are capitalized and amortized on a 10- year basis (the life of the agreement) and programming costs are expensed as incurred. Programming expense amounted to $194,290 for the period ended September 30, 1997. As consideration for this agreement the Company agreed to pay $58,333 per month for a year, commencing January 5, 1997. During September 1997, the Company issued 700,000 shares of restricted common stock at an agreed

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                           NOTES TO FINANCIAL STATEMENTS


     upon value of $700,000 (or $1.00 per share) for full consideration of the one year, $58,333 per month payment. The Company agreed to pay 7% of gross revenues for the first year after the live date (anticipated to be March 9,
     1998), 10% of gross revenues for the second year after the live date, and 15% thereafter. The company also agreed to pay $20,000 per month commencing at the live date for "website" fees to the Nevada corporation. The Company agreed to pay $125 per hour and $0.50 per development question to the Nevada corporation for technical support. Upon merger with IPONG International, Inc. on April 18, 1997 Webquest assumed the rights and obligations to this agreement.

     Non-exclusive License Agreement - On July 3, 1997, the Company entered into a non-exclusive licensing agreement with a Delaware corporation, Atari-JTS Corp. that owns the software, programs, trade names, trademarks, promotional material, and intellectual property for use on the Internet. The agreement with the Company has a five year term (which is renewable for an additional five years if minimum royalty fees received are at least $400,000 over the five year period) and allows the Company to license and use the game (Pong) in connection with its "website" on a non-exclusive basis. As consideration for this agreement the Company paid a $5,000 non-refundable execution of agreement fee. The Company also agreed to pay a quarterly $1/10 of one cent ($.001) royalty fee for each player who accesses Pong; with a base amount of $5,000 to the Delaware corporation if the number of Pong players fails to exceed 5,000,000 in each quarter. Royalty fees are expensed as incurred. Royalty expense amounted to $5,000 for the period ended September 30, 1997.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 30, 1997:

                                                          1997


            Office equipment                           $     2,357
            Computer equipment                               3,730


                                                             6,087
            Less accumulated depreciation                      371


                                                       $     5,716



   Depreciation expense amounted to $371 for the period ended September 30, 1997.

NOTE 5 - NOTES PAYABLE - Related Party
   A shareholder of the Company made two advances to the Company totaling $110,000. The unpaid balance of the advances was $14,852 at September 30, 1997; of which $2,232 was unpaid accrued interest.

NOTE 6 - CAPITAL STOCK

   Common Stock - During January, 1997, the Company issued 2,438,333 shares of its previously authorized, but unissued common stock to its initial shareholders. Total proceeds from the sale of stock amounted to $300,000 (or $.123 per share).

   Services Rendered - During January, 1997, the Company issued 116,667 shares of common stock for services rendered which were valued at $13,534 (or $.116 per share). Also, during August, 1997, the Company issued 30,000 shares of common stock for services rendered which were valued at $30,000 (or $1.00 per share).

   Public Offering - During the period from March through September, 1997, the Company sold 93,750 shares of common stock and 93,750 shares of series B preferred stock pursuant to a public offering. This offering was

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                           NOTES TO FINANCIAL STATEMENTS


   registered by qualification in the State of Utah and was made in reliance on Rule 504 of Regulation D under the Securities Act of 1933. An offering price of $10,000 per unit was arbitrarily determined by the Company and the sales agent. Each unit sold consisted of 5,000 shares of common stock, 2,500 warrants to purchase common stock and 5,000 shares of Series B 12%
   convertible preferred stock. Total proceeds from the stock sold through September 30, 1997 amounted to $187,500. The warrants are exercisable at $7.50 per share commencing one year from the date of closing of the stock offering and continuing till January 15, 1999. The warrants are subject to redemption by the Company at $.01 per warrant provided the common stock of the Company has traded at a price of more than $10.00 for 10 consecutive days concluding within any 20 consecutive day period immediately prior to the date the Company has provided notice of such redemption.

   Stock Options - During September, 1997, the Company issued options to an officer of the Company to purchase 400,000 shares of common stock at $.116, which was below the current market value of $1.00 per share. Total compensation expense (in accordance with APB 25) of $353,600 has been calculated with $3,923 being recorded as a current period expense. The deferred portion of $349,677 is recorded as a reduction to stockholders' equity.

   License Agreement - During September, 1997, the Company issued 700,000 shares of common stock for software licensing rights which were valued at $700,000 (or $1.00 per share).

   Preferred Stock - The Company authorized 5,000,000 shares of preferred stock, $.001 par value with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors.

   Series B Preferred Stock - The Series B Preferred Stock pays dividends at the rate of 12% and is fully cumulative. The series B preferred stock shall be entitled to receive dividends, commencing December 1, 1998, at an annual rate of 12% per share out of the funds legally available and to the extent declared by the Board of Directors. The dividends shall be payable in semi-annual installments on December 1 and June 1 commencing December 1, 1998. The dividends may be paid either in cash, in common stock of the corporation or a combination thereof. The Series B Preferred Stock will be automatically converted to one (1) share common stock one year from the date of issuance. The holders of Series B Preferred Stock shall be entitled to one
   (1) vote of each share of Series B Preferred Stock held.

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                           NOTES TO FINANCIAL STATEMENTS


NOTE 7 - STOCK OPTIONS
   A summary of the status of the options granted under agreements at September 30, 1997, and changes during the period then ended is presented in the table below:

                                                                                      1997




                                                                                        Weighted Average
                                                                           Shares        Exercise Price


            Outstanding at beginning of period                                    --            $      --
            Granted                                                           400,000                .116
            Exercised                                                             --                   --
            Forfeited                                                             --                   --
            Canceled                                                              --                   --



            outstanding at end of Period                                      400,000           $     .116


            Exercisable at end of period                                      100,000 $              .116


            Weighted average fair value of options
              granted                                                         400,000 $               .88



    The fair value of each option granted is estimated on the date granted using the Black-Scholes option pricing model, with the following weighted-average assumptions used for grants during the period ended September 30, 1997:
    risk-free interest rate of 6.1%, expected dividend yield of zero, an expected life of 5 years and expected volatility of 225%.

    A summary of the status of the options outstanding under agreements at September 30, 1997 is presented below:

                                   Options Outstanding                         Options Exercisable


                                     Weighted-Average Weighted Average                   Weighted-Average
     Range of           Number          Remaining        Exercise            Number          Exercise
  Exercise Prices             Outstanding           Contractual Life          Price         Exercisable          Price


  $    .116                 400,000          5 years  $           .116          100,000  $           .116

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                           NOTES TO FINANCIAL STATEMENTS


  The Company accounts for options agreements under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Had compensation cost for these options been determined, based on the fair value at the grant dates for awards under these agreements, consistent with the method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net loss would have been the proforma amounts as indicated below:

                                                                 Period Ended
                                                                 September 30,
                                                                     1997


         Net Loss                     As reported               $      (459,001)
                                      Proforma                  $      (459,001)

         Earnings per Share           As reported               $          (.21)
                                      Proforma                  $          (.21)


NOTE 8 - INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". FASB 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At September 30, 1997, the Company's tax assets consist primarily of unused operating loss carryforwards of approximately $455,000, which may be applied against future taxable income and which expire in 2012.

    The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the amount of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $156,000 as of September 30, 1997.

NOTE 9 - RELATED PARTY TRANSACTIONS

     Employment Agreements - The Company has entered into two employment agreements with officers of the Company.

     The employment agreement for the Chief Executive Officer was effective as of September 22, 1997 and has a term of two years. The agreement provides for a base salary of $120,000 per year. The employee may terminate the agreement on 30 days notice. The agreement also provides for stock options to purchase 400,000 shares of registered common stock of the Company. Options to purchase 100,000 shares of common stock vest immediately while the remainder of the options vest at the rate of 100,000 shares on each yearly anniversary. There are no restrictions on the underlying common stock except for those imposed under Rule 144 of the Securities Act of 1933, as amended. Once vested the options are exercisable for a five year period from the date of vesting whether or not the employee is still employed by the company. However, the employee must be employed by the company on the date of vesting or the options for that date will not vest. The options are exercisable at $.116 per share which is less than the current market value of the stock on the date the agreement took effect and the options were granted (See Note 6).

     The employment agreement for the position which includes Vice-President, Secretary and Treasurer was effective as of October 1, 1997 and has a term of two years. The agreement provides for a base salary of $2,000 per week commencing December 1, 1997. For the period from October 1, 1997 through November 30, 1997 the employee will receive stock options as follows:
     10,000 upon signing and 2,500 per week. The options vest on a monthly basis. At November 30, 1997, all 30,000 options received will be fully vested. Beginning December 1, 1997, the employee can elect to receive options in lieu of cash salary at the rate of 2,500 options per week. The options will vest on a monthly basis. The employee may terminate the agreement on 30 days notice. The agreement also provided for stock options to be immediately granted to purchase 150,000 shares of registered common stock of the Company. Options to purchase 75,000 shares of common stock vest on October 1, 1998 while the remainder of the options (75,000 shares) vest on October 1, 1999. There are no restrictions on any of the underlying common stock except for those imposed under Rule 144 of the Securities Act of 1933, as amended. Once vested the options are exercisable for a five year period from the date of vesting whether or not the employee is still employed by the company. However, the employee must be employed by the company on the date of vesting or the options for that date will not vest. The options are exercisable at $.116 per share which is less than the current market value of the stock on the date the agreement took effect and the options were granted (See Note 6).

     Office Space - Prior to September 30, 1997, the Company had no office facilities. Officers of the Company conducted the Company's business from their own residences or offices at no expense to the Company.

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                           NOTES TO FINANCIAL STATEMENTS



     Notes Payable - During 1997, the Company entered into two notes payable with a shareholder of the company. The notes payable from the shareholder of the Company totaled $110,000, bear interest at 12%, and have a remaining balance of $12,620. The Company has paid $174 interest and interest expense for the period ended September 30, 1997 totaled $2,407.

     Related Entity - Certain officers or shareholders of the Company are also affiliated with an entity with whom the Company has a licensing and marketing agreement (See Note 3).


NOTE 10 - GOING CONCERN

     The Company was formed with a very specific business plan. However, the possibility exists that the Company could expend virtually all of its working capital in a relatively short time period and may not be successful in establishing on-going profitable operations. The financial statements do not contain any allowances, liabilities or other adjustments which may need to be recorded if the Company is not successful in achieving profitable operations.

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company is newly formed, has incurred losses since its inception, has current liabilities in excess of current assets of $156,842 and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans and/or through additional sales of its common stock. There is no assurance that the Company will be successful in raising additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


NOTE 11 - LEASE OBLIGATIONS

     Operating Leases - The Company has no long-term operating leases that have remaining terms in excess of one year as of September 30, 1997. However, the Company has a month to month sublease for office space and telephone line access with the same company that the Company purchased the licensing rights from (and is performing the technical support), wherein the Company pays $400 per month starting October 1, 1997.

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                           NOTES TO FINANCIAL STATEMENTS


NOTE 12 - PHASER'S STOCKHOLDERS' EQUITY (UNAUDITED)

     Financial statements of Phaser prior to the recapitalization of subsidiary have not been included because Parent's operations have been eliminated in the recapitalization. However, the following information taken from Phasers April 30, 1997 financial statements summarizes the Stockholders' Equity of Phaser prior to the reorganization.

                                             PHASER ENTERPRISES, INC.
                                           [A Development Stage Company]
                                    STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                         FROM THE DATE OF INCEPTION ON JULY 5, 1984 THROUGH JUNE 30, 1996

                                                                                                         Deficit
                                                                                                       Accumulated
                                                Preferred Stock     Common Stock    Additional    During the
                                                                                       Paid-in     Development
                                               Shares    Amount Shares    Amount      Capital      Stage


BALANCE, July 5, 1984                                    --  $     --       --  $    --  $        --  $         --

Common stock issued to
   officers, directors and others
   for cash at $0.022667
   per share                                             --        --   45,000       45       20,355            --

Preferred stock issued
   to officers, directors and others
   for cash at $1.00 per share                       50,000        50       --       --       38,050            --

Forward split of common stock                            --        --  405,000      405        (405)            --

Net loss from inception on
   July 5, 1984 through
   June 30, 1985                                         --        --       --       --           --      (21,417)


BALANCE, June 30, 1985                               50,000        50  450,000      450       58,000      (21,417)

Common stock issued to
   officers and others for cash
   at $0.037044 per share                                --        --  460,800      461      340,934            --

Retirement of preferred stock                       (45,000)     (45)       --       --     (44,955)            --

Retirement of common stock                               --        --  (431,650)       (432)        (1,566)       --




                                                    [CONTINUED]


                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                           NOTES TO FINANCIAL STATEMENTS


                                             PHASER ENTERPRISES, INC.
                                           [A Development Stage Company]
                                    STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                         FROM THE DATE OF INCEPTION ON JULY 5, 1984 THROUGH JUNE 30, 1996


                                                    [CONTINUED]
                                                                                                         Deficit
                                                                                                       Accumulated
                                                   Preferred Stock     Common Stock        Additional    During the
                                                                                           Paid-in     Development
                                                    Shares Amount     Shares         Amount    Capital     Stage


Common stock issued to
  shareholders of Phaser
  Enterprises, Inc. pursuant
  to merger agreement                                    --        --  1,850,003       1,850        460,650       --

Net loss for the year ended
  June 30, 1986                                          --        --       --       --           --      (73,989)


BALANCE, June 30, 1986                                5,000         5  2,329,153       2,329        796,661       (95,406)

Common stock issued to
  officers and others for
  services provided at $0.001
  per share                                              --        --  176,500      177        3,353            --

Retirement of preferred stock                       (5,000)       (5)       --       --            5            --

Net loss for the year ended
  June 30, 1987                                          --        --       --       --           --     (707,319)


BALANCE, June 30, 1987                                   --        --  2,505,653       2,506        800,019       (802,725)

Net loss for the year ended
  June 30, 1988                                          --        --       --       --           --         (100)

BALANCE, June 30, 1988                                   --        --  2,505,653       2,506        800,019       (802,825)

Net loss for the year ended
  June 30, 1989                                          --        --       --       --           --         (460)


BALANCE, June 30, 1989                                   --        --  2,505,653       2,506        800,019       (803,285)

Net loss for the year ended
  June 30, 1990                                          --        --       --       --           --         (844)


BALANCE, June 30, 1990                                   --        --  2,505,653       2,506        800,019       (804,129)


                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                           NOTES TO FINANCIAL STATEMENTS


                                             PHASER ENTERPRISES, INC.
                                           [A Development Stage Company]
                                    STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                         FROM THE DATE OF INCEPTION ON JULY 5, 1984 THROUGH JUNE 30, 1996


                                                    [CONTINUED]
                                                                                                         Deficit
                                                                                                       Accumulated
                                                     Preferred Stock     Common Stock    Additional    During the
                                                                                           Paid-in     Development
                                                    Shares       Amount Shares   Amount    Capital           Stage


Net loss for the year ended
  June 30, 1991                                          --        --       --       --           --                  (100)


BALANCE, June 30, 1991                                   --        --  2,505,653       2,506        800,019       (804,229)

Net loss for the year ended
  June 30, 1992                                          --        --       --       --                    --         (391)


BALANCE, June 30, 1992                                   --        --  2,505,653       2,506        800,019       (804,620)

Net loss for the year ended
  June 30, 1993                                          --        --       --       --                    --         (100)


BALANCE, June 30, 1993                                   --        --  2,505,653       2,506        800,019       (804,720)

Net loss for the year ended
  June 30, 1994                                          --        --       --       --           --                  (100)


BALANCE, June 30, 1994                                   --        --  2,505,653       2,506        800,019       (804,820)

Common stock issued
  to officer for services
  provided at $0.001 per share                           --        --  3,000,000       3,000        57,000              --

Net loss for the year ended
  June 30, 1995                                          --        --       --       --           --               (59,600)

BALANCE, June 30, 1995                                   --        --  5,505,653       5,506        857,019       (864,420)

Adjustment for fractional
  shares in 20 for 1 reverse
  stock split                                            --        --        5       --           --                   --

Net loss for the year ended
  June 30, 1996                                          --        --       --       --           --                  (191)


BALANCE, June 30, 1996                                   --  $     --  5,505,658      $5,506       $857,019      $(864,611)


                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                           NOTES TO FINANCIAL STATEMENTS


  The following unaudited Proforma condensed financial information assumes that PHASER and the Company entered into the reorganization on November 5, 1996:

                                                                                      For the
                                                                                   Period Ended
                                                                                   September 30,
                                                                                       1997
                                                                                    (Unaudited)


              Revenues                                                           $              --
              Expenses                                                                     459,001


                  Net loss                                                       $       (459,001)
                  Loss per share                                                 $           (.21)



NOTE 13 - SUBSEQUENT EVENTS

    Public Offering - During the period subsequent to September, 1997, the Company is continuing to sell shares of common stock pursuant to a public offering (See Note 6). During the period from October 1, 1997 through November 18, 1997 a total of 93,500 additional shares of common and preferred stock have been sold. Total proceeds from the subsequent stock sales amounted to $187,000.

    Lease Agreement - The Company entered into a one year lease agreement for office facilities which commenced on October 6, 1997 and expires on October 6, 1998. The agreement calls for monthly payments of $550.

    Consulting Agreements - During November, 1997 the Company entered into two consulting agreements to provide financial public relations for the Company. Both agreements have a term of one year. One agreement provides for monthly cash payments of $3,500 ($42,000 total). The other agreement provides for the issuance of a stock option to purchase 100,000 shares of the Company's common stock at a price of $3.00 per share.

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                           NOTES TO FINANCIAL STATEMENTS














                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                          UNAUDITED FINANCIAL STATEMENTS

                                                 DECEMBER 31, 1997

























                                          PRITCHETT, SILER & HARDY, P.C.
                                           CERTIFIED PUBLIC ACCOUNTANTS

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                           NOTES TO FINANCIAL STATEMENTS


                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]




                                                     CONTENTS

                                                                                             PAGE

      -   Accountant's Disclaimer of Opinion                                                    1


      -   Unaudited Balance Sheet, December 31, 1997                                            2


      -   Unaudited  Statements  of  Operations,  for  the  three  months  ended
          December 31, 1997 and from inception on November 5, 1996 through
          December 31, 1997                                                                     3


      --  Unaudited  Statements  of  Stockholders'  Equity,  for the period from inception on November 5, 1996 through September 30, 1997 and through
          December, 1997                                                                    4 - 5


      -   Unaudited  Statements  of Cash  Flows,  for  the  three  months  ended
          December 31, 1997 and from inception on November 5, 1996 through
          December 31, 1997                                                                 6 - 7


     --   Notes to Unaudited Financial Statements                                          8 - 20


                                        ACCOUNTANT'S DISCLAIMER OF OPINION



Board of Directors
WEBQUEST INTERNATIONAL, INC.
Minden, NV


The accompanying balance sheet of Webquest International, Inc. as of December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for the periods then ended were not audited by us, and, accordingly, we do not express an opinion on them.





April 3, 1997
Salt Lake City, Utah

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]


                                                   BALANCE SHEET

                           [Unaudited - See Accountant's Disclaimer of Opinion]

                                                      ASSETS

                                                                                              December 31,
                                                                                                  1997


CURRENT ASSETS:
     Cash in bank                                                                          $             4,839
     Refundable deposit                                                                                  1,005


         Total Current Assets                                                                            5,844


PROPERTY AND EQUIPMENT, net                                                                             12,248

SOFTWARE LICENSE RIGHTS, net                                                                           900,000


                                                                                           $           918,092


                                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable                                                                      $           106,912
     Note payable - related party                                                                       15,253
     Other accrued liabilities                                                                          16,738


         Total Current Liabilities                                                                     138,903



STOCKHOLDERS' EQUITY:
     Preferred stock, $.001 par value,
         5,000,000 shares authorized, 187,250 shares of 12% Series B convertible preferred stock issued and outstanding for which 500,000
         shares have been authorized                                                                       187
     Common stock, $.001 par value,
         20,000,000 shares authorized,
         3,675,451 shares issued and
         outstanding                                                                                     3,675
     Capital in excess of par value                                                                  1,927,809
     Deficit accumulated during the
         development stage                                                                           (715,149)
     Less: deferred compensation expense
         In accordance with APB 25                                                                   (437,333)


         Total Stockholders' Equity                                                                    779,189


                                                                                           $           918,092







      The accompanying notes are an integral part of these financial statements.
                                                       21


                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]


                                             STATEMENTS OF OPERATIONS

                               [Unaudited - See Accountant's Disclaimer of Opinion]

                                                                             For the        From Inception
                                                                           Three Months on November 5,
                                                                              Ended          1996 Through
                                                                           December 31, December 31,
                                                                               1997              1997


REVENUE                                                                   $            --   $            --



EXPENSES:
   Selling expense                                                                 34,350           233,640
   General and administrative                                                     149,933           403,315
   Compensation expense recorded in
     accordance with APB 25 for Stock
     Options issued below market value                                             71,464            75,387


     Total Expenses                                                               255,747           712,342



OTHER EXPENSES:
   Interest expense                                                                   401             2,807


     Total Other Expenses                                                             401             2,807



LOSS BEFORE INCOME TAXES                                                         (256,148)         (715,149)

CURRENT TAX EXPENSE                                                                    --                --

DEFERRED TAX EXPENSE                                                                   --                --



NET LOSS                                                                  $      (256,148)  $      (715,149)



LOSS PER COMMON SHARE                                                     $         (.07)   $         (.29)





      The accompanying notes are an integral part of these financial statements.
                                                       22



                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                        STATEMENTS OF STOCKHOLDERS' EQUITY

                               [Unaudited - See Accountant's Disclaimer of Opinion]

                                  FROM THE DATE OF INCEPTION ON NOVEMBER 5, 1996

                                             THROUGH DECEMBER 31, 1997

                                                                                                       Deficit
                                                                                                     Accumulated
                                                            Preferred Stock Common Stock  Capital in During the
                                                                                           Excess of Development
                                                            Shares  Amount Shares  Amount  Par Value    Stage

BALANCE, November 5, 1996                                       --  $   --     --  $   --  $     --  $        --

Issuance of 2,438,333 shares common
   stock for cash, January 1997, at
   $.123 per share                                              --      -- 2,438,333   2,438 297,562          --

Issuance of 116,667 shares common
   stock for services, January 1997, at
   $.116 per share                                             --      -- 116,667    117     13,417          --

Recapitalization of Phaser, issuance
   of 200,201 shares of common stock
   for Phaser stock, May 1997                                  --      -- 200,201    200    (2,282)          --

Issuance of 93,750 shares preferred and
   common stock for cash, March through
   September 1997, at $1.00 per share                      93,750      94 93,750      94    187,312          --

Issuance of 30,000 shares common
   stock for services, August 1997, at
   $1.00 per share                                             --      -- 30,000      30     29,970          --

Issuance of 700,000 shares common
   stock for licensing agreement, at
   $1.00 per share, September 1997                             --      -- 700,000    700    699,300          --

Granting of options to acquire 400,000
   shares of common stock at below market
   value.  Compensation expense calculated
   in accordance with APB 25.                                  --      --     --      --    353,600          --

Net loss for the period ended
   September 30, 1997                                          --      --     --      --         --   (459,001)






                                                    [Continued]

      The accompanying notes are an integral part of these financial statements.
                                                       23



                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                        STATEMENTS OF STOCKHOLDERS' EQUITY
                               [Unaudited - See Accountant's Disclaimer of Opinion]

                                  FROM THE DATE OF INCEPTION ON NOVEMBER 5, 1996

                                             THROUGH DECEMBER 31, 1997

                                                    [CONTINUED]
                                                                                                       Deficit
                                                                                                     Accumulated
                                                           Preferred Stock Common Stock  Capital in       During the
                                                                                          Excess of  Development
                                                           Shares  Amount Shares  Amount  Par Value Stage


BALANCE, September 30, 1997                                93,750    94   3,578,951    3,579   1,578,879       (459,001)

Issuance of 93,500 shares  preferred and common stock for cash,  October through
   November 1997, at $1.00
   per share                                               93,500      93 93,500      93    186,813          --

Granting of options to acquire 150,000
   shares of common stock at below market
   value.  Compensation expense calculated
   in accordance with APB 25, October, 1997                --      --     --      --      132,600   --

Granting of options to acquire 30,000
   shares of common stock at below market
   value.  Compensation expense calculated
   in accordance with APB 25, October, 1997                --      --     --      --      26,520    --

Issuance of 3,000 shares common stock
   for programming costs, December 1997,
   at $1.00 per share                                          --      --  3,000       3      2,997          --

Net loss for the period ended
   December 31, 1997                                           --      --     --      --                  --   (256,148)


BALANCE, December 31, 1997                                 187,250 $  187 3,675,451    $3,675     $1,927,809  $(715,149)





      The accompanying notes are an integral part of these financial statements.
                                                       24


                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                             STATEMENTS OF CASH FLOWS

                               [Unaudited - See Accountant's Disclaimer of Opinion]

                                          NET INCREASE (DECREASE) IN CASH

                                                                                 For The      From Inception
                                                                              Three Monthson November 5,
                                                                                  Ended        1996 Through
                                                                              December 31,     December 31,
                                                                                  1997             1997



Cash Flows from Operating Activities:
   Net loss                                                                 $       (256,148) $      (715,149)
   Adjustments to reconcile net loss to net cash
      used by operating activities:
        Depreciation and amortization                                                 25,509          100,880
        Non-cash expense                                                               3,000           46,533
           APB 25 compensation recorded for
           Stock options issued below
           Market value                                                               71,464           75,387
        Changes in assets and liabilities:
           (Increase) in deposits                                                    (1,005)          (1,005)
           Increase in accounts payable                                             (33,984)          106,912
           Increase in accounts payable - related party                                  401           15,253
           Increase in accrued liabilities                                             6,323           16,738


           Net Cash Used by Operating Activities                                    (184,440)        (354,451)



Cash Flows from Investing Activities:
   Purchase of equipment                                                             (7,042)         (13,129)
   Purchase of software licensing rights                                                  --         (300,000)


      Net Cash Used by Investing Activities                                          (7,042)         (313,129)


Cash Flows from Financing Activities:
   Proceeds from preferred stock issuance                                             93,500          187,250
   Proceeds from common stock issuance                                                93,500          485,169


      Net Cash Provided by Financing Activities                                      187,000          672,419


Net Increase (Decrease) in Cash                                                      (4,482)            4,839

Cash at Beginning of Period                                                            9,321               --



Cash at End of Period                                                       $          4,839  $         4,839





Supplemental Disclosures of Cash Flow information:
   Cash paid during the period for:
      Interest                                                              $             --  $           174
      Income taxes                                                          $             --  $            --

                                                    [Continued]

The accompanying notes are an integral part of these financial statements.
                                                       25

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                             STATEMENTS OF CASH FLOWS

                          [Unaudited - See Accountant's Disclaimer of Opinion]

                                          NET INCREASE (DECREASE) IN CASH

                                                    [CONTINUED]


Supplemental schedule of Noncash Investing and Financing Activities:

   For the period ended December 31, 1997:
      The  Company   issued  3,000  shares  of  common  stock  in  exchange  for programming costs valued at $3,000.

      The Company issued stock options to purchase 180,000 shares of common stock to an officer of the Company at below market value prices. Additional paid in capital of $159,120 was recorded, $43,095 in current compensation expense was recorded and $115,843 of deferred compensation expense ( a reduction to stockholders' equity) was recorded.

      Amortization of deferred compensation on stock options granted prior to October 1, 1997 amounted to $28,369.

   For the period ended September 30, 1997:
      The Company issued a total of 700,000 shares of restricted common stock in exchange for licensing rights valued at $700,000.

      The Company issued a total of 146,667 shares of restricted common stock in exchange for services rendered valued at $43,533.

      The Company issued stock options to purchase 400,000 shares of common stock to an officer of the Company at below market value prices. Additional paid in capital of $353,600 was recorded, $3,923 in current compensation expense was recorded and $349,677 of deferred compensation expense ( a reduction to stockholders' equity) was recorded.

      The Company issued a total of 200,201 shares of common stock in exchange for merger with Phaser valued at $(2,082).



   The accompanying notes are an integral part of these financial statements.
                                                       26

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Organization - The Company was organized under the laws of the State of Nevada on November 5, 1996 as IPONG International, Inc. but subsequently reorganized with WebQuest International, Inc. (which was formed to serve as a vehicle for a reorganization of the Company). During April, 1997 the Company entered into a plan and agreement of merger with Phaser Enterprises, Inc. ["Phaser"], a publicly held Utah corporation wherein the operations of the Company is the surviving entity. The Company has not commenced planned principal operations and is considered a development stage company as defined in SFAS No. 7. The Company is planning to engage in the business of creating and marketing Internet "web" sites on a commercial basis along with other Internet related businesses.

   Comparative Financial Statements - Prior year financial statements of Phaser are not included because the reorganization with the Company has been accounted for as a recapitalization in a manner similar to a reverse purchase. Phaser was inactive prior to the reorganization and the operations of the Company are the on-going operations of the combined enterprise. Accordingly, the operations of Phaser prior to the date of reorganization have been eliminated. A summary of Phaser's stockholders' equity prior to reorganization has been included in Footnote 14 (Unaudited).

   Property and Equipment - Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purposes on a straight-line basis over the estimated useful lives of the assets which ranges from five to seven years.

   Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for accounting for income taxes.

   Dividend Policy - The Company has not paid any dividends on common stock to date and does not anticipate paying dividends on common stock in the foreseeable future.

   Recently Enacted Accounting Standards - In June 1997, SFAS Nos. 130, "Reporting Comprehensive Income" and 131, "Disclosures about Segments of an Enterprise and Related Information" were issued. SFAS No. 130 requires that all items that are required to be recognized as comprehensive income be reported in a financial statement that is displayed with the same prominence as the other financial statements. SFAS No. 131 sets standards for reporting information about operating segments in the financial statements. SFAS No. 131 also sets standards for the disclosures about products, major customers, and geographical areas. Although such statements are not effective until fiscal years beginning after December 15, 1997, had such statements been adopted for the periods presented, their effect on the financial statements would not have been significant.

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

   Revenue Recognition - The Company has not yet generated any revenues.

   Loss Per Share - Effective for the period ended December 31, 1997 the Compan adopted Statement of Financial
   Accounting Standards (SFAS) No. 128 "Earnings Per Share," which requires the Company to present basic earnings per share and dilutive earning per share when the effect is dilutive. There was no effect on the financial statements for the change in accounting principle. [See Note 15]

   Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

   Stock Based Compensation - The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard 123 "Accounting for Stock-Based Compensation". This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation. However, companies are permitted to continue applying previous accounting standards in the determination of net income with disclosure in the notes to the financial statements of the differences between previous accounting measurements and those formulated by the new accounting standard. The Company has adopted the disclosure only provisions of SFAS No. 123, accordingly, the Company has elected to determine net income using previous accounting standards.

   Reverse Stock Split - In connection with the recapitalization, Phaser reverse split its outstanding common stock on the basis of 1 share issued for each 27 shares previously outstanding. The financial statements have been restated to reflect the common stock split for all periods presented.

   Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

NOTE 2 - RECAPITALIZATION

   The Company was organized on November 5, 1996 as IPONG International, Inc. and subsequently reorganized with WebQuest International, Inc. (which was formed to serve as a vehicle for a reorganization of the Company). During April, 1997 the Company entered into a plan and agreement of merger with Phaser Enterprises, Inc., a public corporation, wherein Webquest International, Inc. was the surviving entity. The transaction has been accounted for as a recapitalization of the Company. The operations of Phaser are included only from the date of recapitalization. Accordingly, the previous operations and retained deficits of Phaser prior to the date of reorganization have been eliminated. In anticipation of the reorganization, Phaser effected a reverse stock split on the basis of 1 share issued for each 27 shares previously outstanding. The former shareholders of Phaser held approximately 200,201 shares of common stock immediately after the reorganization.

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 3 - SOFTWARE LICENSE RIGHTS

   Software licensing rights consists of the following at December 31, 1997:

                                                      1997


     Cash paid for licensing rights                $    300,000
     Stock issued for licensing rights                  700,000


                                                        1,000,000
     Less accumulated amortization                      100,000


                                                   $    900,000


  Amortization expense amounted to $25,000 for the three month period ended December 31, 1997.

  Licensing and Marketing Agreement - During December, 1996 the Company paid $300,000 for an option to acquire licensing rights to an interactive advertising game for use on the Internet. On January 5, 1997, the Company exercised its option and entered into a licensing and marketing agreement (with technical support) with a Nevada corporation, NDS Software, Inc., that owns the software rights. The license agreement has a 10-year term and allows the Company to develop, use, and market the product on an exclusive basis. Licensing rights are capitalized and amortized on a 10- year basis (the life of the agreement) and programming costs are expensed as incurred. Programming expense amounted to $29,350 for the three month period ended December 31, 1997. As consideration for this agreement the Company agreed to pay $58,333 per month for a year, commencing January 5, 1997. During September 1997, the Company issued 700,000 shares of restricted common stock at an agreed upon value of $700,000 (or $1.00 per share) for full consideration of the one year, $58,333 per month payment. The Company agreed to pay 7% of gross revenues for the first year after the live date (anticipated to be March 9, 1998), 10% of gross revenues for the second year after the live date, and 15% thereafter. The company also agreed to pay $20,000 per month commencing at the live date for "website" fees to the Nevada corporation. The Company agreed to pay $125 per hour and $0.50 per development question to the Nevada corporation for technical support. Upon merger with IPONG International, Inc. on April 18, 1997 Webquest assumed the rights and obligations to this agreement.

  Non-exclusive License Agreement - On July 3, 1997, the Company entered into a non-exclusive licensing agreement with a Delaware corporation, Atari-JTS Corp. that owns the software, programs, trade names, trademarks, promotional material, and intellectual property for use on the Internet. The agreement with the Company has a five year term (which is renewable for an additional five years if minimum royalty fees received are at least $400,000 over the five year period) and allows the Company to license and use the game (Pong) in connection with its "website" on a non-exclusive basis. As consideration for this agreement the Company paid a $5,000 non-refundable execution of agreement fee. The Company also agreed to pay a quarterly $1/10 of one cent ($.001) royalty fee for each player who accesses Pong; with a base amount of $5,000 to the Delaware corporation if the number of Pong players fails to exceed 5,000,000 in each quarter. Royalty fees are expensed as incurred. Royalty expense amounted to $5,000 for the three month period ended December 31, 1997.

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT

  Property and equipment consists of the following at December 31, 1997:

                                                      1997


     Office equipment                              $    6,471
     Computer equipment                                 6,658


                                                        13,129
     Less accumulated depreciation                        881


                                                   $    12,248



  Depreciation expense amounted to $510 for the three month period ended December 31, 1997.

NOTE 5 - NOTES PAYABLE - Related Party

  A shareholder of the Company has made two advances to the Company totaling $110,000. The unpaid balance of the advances was $15,254 at December 31, 1997; of which $2,634 was unpaid accrued interest.

  During October, 1997, a shareholder of the Company advanced the company $5,000, which is non-interest bearing and payable upon demand. Also during October, the advance was paid in full.

NOTE 6 - CAPITAL STOCK

  Common Stock - During January, 1997, the Company issued 2,438,333 shares of its previously authorized, but unissued common stock to its initial shareholders. Total proceeds from the sale of stock amounted to $300,000 (or $.123 per share).

  Services Rendered - During January, 1997, the Company issued 116,667 shares of common stock for services rendered which were valued at $13,534 (or $.116 per share). Also, during August, 1997, the Company issued 30,000 shares of common stock for services rendered which were valued at $30,000 (or $1.00 per share).

  Public Offering - During the period from March through September, 1997, the Company sold 93,750 shares of common stock and 93,750 shares of series B preferred stock pursuant to a public offering. From October through December, 1997 the Company sold an additional 93,500 shares of common and preferred stock. This offering was registered by qualification in the State of Utah and was made in reliance on Rule 504 of Regulation D under the Securities Act of 1933. An offering price of $10,000 per unit was arbitrarily determined by the Company and the sales agent. Each unit sold consisted of 5,000 shares of common stock, 2,500 warrants to purchase common stock and 5,000 shares of Series B 12% convertible preferred stock. Total proceeds from the stock sold through September 30, 1997 amounted to $187,500. Proceeds from the subsequent sales through December, 1997 amounted to $187,000. The warrants are exercisable at $7.50 per share commencing one year from the date of closing of the stock offering and continuing till January 15, 1999. The warrants are subject to redemption by the Company at $.01 per warrant provided the common stock of the Company has traded at a price of more than $10.00 for 10 consecutive days concluding within any 20 consecutive day period immediately prior to the date the Company has provided notice of such redemption.

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 6 - CAPITAL STOCK [Continued]

  Stock Options - During September, 1997, the Company issued options to an officer of the Company to purchase 400,000 shares of common stock at $.116, which was below the current market value of $1.00 per share. Total compensation expense (in accordance with APB 25) of $353,600 has been calculated with $3,923 being recorded as compensation expense through September, 1997 and $28,369 for the three months ended December, 1997. The deferred portion of $321,308, as of December, 1997, is recorded as a reduction to stockholders' equity.

  During October, 1997, the Company issued options to the vice-president of the Company to purchase 150,000 shares of common stock at $.116, which was below the current market value of $1.00 per share. Total compensation expense (in accordance with APB 25) of $132,600 has been calculated with $16,575 being recorded as compensation expense for the three months ended December, 1997.
  The deferred portion of $115,843, as of December, 1997, is recorded as a reduction to stockholders' equity.

  During November, 1997, the Company issued options to the vice-president of the Company to purchase 30,000 shares of common stock at $.116, which was below the current market value of $1.00 per share. The options were issued in lieu of salary for services rendered during October and November, 1997. Total compensation expense (in accordance with APB 25) of $26,520 has been recorded as of December, 1997.

  Warrants - At December 31, 1997 the Company had 93,625 warrants to purchase common stock outstanding. The warrants were issued in conjunction with the public stock offering (see above).

  License Agreement - During September, 1997, the Company issued 700,000 shares of common stock for software licensing rights which were valued at $700,000 (or $1.00 per share).

  Programming Fees - During December, 1997 the Company issued 3,000 shares of common stock, valued at $3,000 or $1.00 per share, for contract programming services.

  Preferred Stock - The Company authorized 5,000,000 shares of preferred stock, $.001 par value with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors.

  Series B Preferred Stock - The Series B Preferred Stock pays dividends at the rate of 12% and is fully cumulative. The series B preferred stock shall be entitled to receive dividends, commencing December 1, 1998, at an annual rate of 12% per share out of the funds legally available and to the extent declared by the Board of Directors. The dividends shall be payable in semi-annual installments on December 1 and June 1 commencing December 1, 1998. The dividends may be paid either in cash, in common stock of the corporation or a combination thereof. The Series B Preferred Stock will be automatically converted to one (1) share common stock one year from the date of issuance. The holders of Series B Preferred Stock shall be entitled to one (1) vote of each share of Series B Preferred Stock held.

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 7 - STOCK OPTIONS

  A summary of the status of the options granted under agreements at December 31, 1997, and changes during the three month period then ended is presented in the table below:

                                                                                Three Months Ended
                                                                                 December 31, 1997


                                                                                      Weighted Average
                                                                              Shares  Exercise Price


           Outstanding at beginning of period                                    400,000      $       .116
           Granted                                                               280,000              1.15
           Exercised                                                              --               --
           Forfeited                                                              --               --
           Canceled                                                               --               --

           Outstanding at end of Period                                          680,000      $        .54

           Exercisable at end of period                                          230,000      $       1.30

           Weighted average fair value of options
           granted during the period                                             280,000      $        .57


The fair value of each option granted is estimated on the date granted using the Black-Scholes option pricing model, with the following weighted-average assumptions used for grants during the three month period ended December 31, 1997: risk-free interest rate of 6.0%, expected dividend yield of zero, an expected life of 4 years and expected volatility of 225%.

A summary of the status of the options outstanding under agreements at December 31, 1997 is presented below:


                             Options Outstanding                      Options Exercisable


                          Weighted-Average   Weighted Average                                    Weighted-Average
     Range of          Number            Remaining        Exercise          Number           Exercise
 Exercise Prices     Outstanding     Contractual Life       Price         Exercisable          Price

$           .116            400,000       5 years     $           .116           100,000 $           .116
$           .116            180,000       2 years     $           .116            30,000 $           .116
$           3.00            100,000       3 years     $           3.00           100,000 $           3.00


                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 7 - STOCK OPTIONS [Continued]

    The Company accounts for options agreements under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Had compensation cost for these options been determined, based on the fair value at the grant dates for awards under these agreements, consistent with the method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net loss would have been the proforma amounts as indicated below:

                                                                                                    From
                                                                                   Three months Inception
                                                                                      Ended        Through
                                                                                   December 31, December 31,
                                                                                       1997         1997


    Net Loss                        As reported                                    $     (256,148)    $     (715,149)
                                    Proforma                                       $     (256,148)    $     (715,149)

    Earnings per Share              As reported                                    $      (.07) $      (.29)
                                    Proforma                                       $      (.07) $      (.29)

NOTE 8 - INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". FASB 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At December 31, 1997, the
    Company's tax assets consist primarily of unused operating loss carryforwards of approximately $715,000, which may be applied against future taxable income and which expire in 2012.

    The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the amount of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $243,100 as of December 31, 1997. The net change in the valuation allowance amounted to approximately $87,000 for the three months ended December 31, 1997.

NOTE 9 - RELATED PARTY TRANSACTIONS

    Notes Payable - During the fiscal year ended September 30, 1997, the Company entered into two notes payable with a shareholder of the company. The notes payable from the shareholder of the Company totaled $110,000, bear interest at 12%, and have a remaining balance of $12,620 at December 31, 1997. The Company has paid $174 interest and total unpaid interest expense for the period ended December 31, 1997 totaled $2,634. During October, 1997, a shareholder advanced $5,000 to the Company which was subsequently paid in full during October, 1997.

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 9 - RELATED PARTY TRANSACTIONS [Continued]

    Employment Agreements - The Company has entered into two employment agreements with officers of the Company.

    The employment agreement for the Chief Executive Officer was effective as of September 22, 1997 and has a term of two years. The agreement provides for a base salary of $120,000 per year. The employee may terminate the agreement on 30 days notice. The agreement also provides for stock options to purchase 400,000 shares of registered common stock of the Company. Options to purchase 100,000 shares of common stock vest immediately while the remainder of the options vest at the rate of 100,000 shares on each yearly anniversary. There are no restrictions on the underlying common stock except for those imposed under Rule 144 of the Securities Act of 1933, as amended. Once vested the options are exercisable for a five year period from the date of vesting whether or not the employee is still employed by the company. However, the employee must be employed by the company on the date of vesting or the options for that date will not vest. The options are exercisable at $.116 per share which is less than the current market value of the stock on the date the agreement took effect and the options were granted (See Note
    6).

    The employment agreement for the position which includes Vice-President, Secretary and Treasurer was effective as of October 1, 1997 and has a term of two years. The agreement provides for a base salary of $2,000 per week commencing December 1, 1997. For the period from October 1, 1997 through November 30, 1997 the employee received stock options as follows: 10,000 upon signing and 2,500 per week. The options vest on a monthly basis. At November 30, 1997, all 30,000 options received were fully vested. Beginning December 1, 1997, the employee can elect to receive options in lieu of cash salary at the rate of 2,500 options per week. The options will vest on a monthly basis. The employee may terminate the agreement on 30 days notice. No such election was made. The agreement also provided for stock options to be immediately granted to purchase 150,000 shares of registered common stock of the Company. Options to purchase 75,000 shares of common stock vest on October 1, 1998 while the remainder of the options (75,000 shares) vest on October 1, 1999. There are no restrictions on any of the underlying common stock except for those imposed under Rule 144 of the Securities Act of 1933, as amended. Once vested the options are exercisable for a five year period from the date of vesting whether or not the employee is still employed by the company. However, the employee must be employed by the company on the date of vesting or the options for that date will not vest. The options are exercisable at $.116 per share which is less than the current market value of the stock on the date the agreement took effect and the options were granted (See Note 6).

    Office Space - Prior to September 30, 1997, the Company had no office facilities. Officers of the Company conducted the Company's business from their own residences or offices at no expense to the Company. For the three months ended December 31, 1997 the Company rented office facilities from un-related parties.

    Related Entity - Certain officers or shareholders of the Company are also affiliated with an entity with whom the Company has a licensing and marketing agreement (See Note 3).

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 10 - GOING CONCERN

    The Company was formed with a very specific business plan. However, the possibility exists that the Company could expend virtually all of its working capital in a relatively short time period and may not be successful in establishing on-going profitable operations. The financial statements do not contain any allowances, liabilities or other adjustments which may need to be recorded if the Company is not successful in achieving profitable operations.

    The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company is newly formed, has incurred losses since its inception, has current liabilities in excess of current assets of $133,059 at December, 1997, and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans and/or through additional sales of its common stock. There is no assurance that the Company will be successful in raising additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 11 - LEASE OBLIGATIONS

    Operating Leases - The Company has no long-term operating leases that have remaining terms in excess of one year as of December 31, 1997. However, the Company has a month to month sublease for office space and telephone line access with the same company that the Company purchased the licensing rights from (and is performing the technical support), wherein the Company pays $400 per month starting October 1, 1997. The company has another lease agreement which commenced October 6, 1997 and expires October 6, 1998 which calls for monthly rents of $550.

NOTE 12 - CONSULTING AGREEMENTS

    Consulting Agreements - During November, 1997 the Company entered into two consulting agreements to provide financial public relations for the Company. Both agreements have a term of one year. One agreement provides for monthly cash payments of $3,500 ($42,000 total). The other agreement provides for the issuance of a stock option to purchase 100,000 shares of the Company's common stock at a price of $3.00 per share.

NOTE 13- SUBSEQUENT EVENTS

    Public Stock Offering - Subsequent to December 31, 1997, the Company is continuing to sell shares of common stock pursuant to a public offering. [See Note 6] During the period from January 1, 1998 through March 31, 1998 a total of 25,000 additional shares of common and preferred stock were sold. Total proceeds from the subsequent stock sales amounted to $50,000. Included with the stock sales were warrants to purchase 12,500 shares of common stock [See Note 6 for terms of exercise].

                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 14 - PHASER'S STOCKHOLDERS' EQUITY (UNAUDITED)

    Financial statements of Phaser prior to the recapitalization of the Company have not been included because Phaser's operations have been eliminated in the recapitalization. However, the following information taken from Phaser's April 30, 1997 financial statements summarizes the Stockholders' Equity of Phaser prior to the reorganization.

                                             PHASER ENTERPRISES, INC.
                                           [A Development Stage Company]
                                    STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                         FROM THE DATE OF INCEPTION ON JULY 5, 1984 THROUGH JUNE 30, 1996
                                                                                                     Deficit
                                                                                                   Accumulated
                                           Preferred Stock          Common Stock       Additional  During the
                                                                                         Paid-in   Development
                                         Shares    Amount  Shares       Amount       Capital            Stage

BALANCE, July 5, 1984                           --  $      --         --    $      --  $       --  $       --

Common stock issued to
  officers, directors and others
  for cash at $0.022667
  per share                                     --         --       45,000         45       20,355         --

Preferred stock issued
  to officers, directors and others
  for cash at $1.00 per share                50,000        50         --           --       38,050         --

Forward split of common stock                   --         --       405,000       405       (405)          --

Net loss from inception on
  July 5, 1984 through
  June 30, 1985                                 --         --         --           --          --       (21,417)

BALANCE, June 30, 1985                       50,000        50       450,000       450       58,000      (21,417)

Common stock issued to
  officers and others for cash
  at $0.037044 per share                        --         --       460,800       461       340,934              --

Retirement of preferred stock                (45,000)        (45)         --         --                  (44,955)                --

Retirement of common stock                      --         --       (431,650)        (432)               (1,566)                 --

Common stock issued to
  shareholders of Phaser
  Enterprises, Inc. pursuant
  to merger agreement                           --         --       1,850,003        1,850     460,650                 --

Net loss for the year ended
  June 30, 1986                                 --         --         --           --          --       (73,989)


BALANCE, June 30, 1986                       5,000          5       2,329,153        2,329     796,661  (95,406)

                                                    [Continued]



                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 14 - PHASER'S STOCKHOLDERS' EQUITY (UNAUDITED) [Continued]


                                             PHASER ENTERPRISES, INC.
                                           [A Development Stage Company]
                                    STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                         FROM THE DATE OF INCEPTION ON JULY 5, 1984 THROUGH JUNE 30, 1996

                                                    [CONTINUED]
                                                                                                     Deficit
                                                                                                   Accumulated
                                           Preferred Stock          Common Stock       Additional       During the
                                                                                         Paid-in   Development
                                         Shares          Amount  Shares          Amount       Capital            Stage

Common stock issued to
  officers and others for
  services provided at $0.001
  per share                                     --         --       176,500       177       3,353          --

Retirement of preferred stock                (5,000)         (5)          --         --         5          --

Net loss for the year ended
  June 30, 1987                                 --         --         --           --          --       (707,319)


BALANCE, June 30, 1987                           -         --   2,505,653        2,506      800,019      (802,725)

Net loss for the year ended
  June 30, 1988                                 --         --         --           --          --            (100)

BALANCE, June 30, 1988                          --         --   2,505,653        2,506       800,019       (802,825)

Net loss for the year ended
  June 30, 1989                                 --         --         --           --          --               (460)


BALANCE, June 30, 1989                          --         --    2,505,653        2,506       800,019        (803,285)

Net loss for the year ended
  June 30, 1990                                 --         --         --           --          --                 (844)


BALANCE, June 30, 1990                          --         --       2,505,653      2,506       800,019         (804,129)

Net loss for the year ended
  June 30, 1991                                 --         --         --           --          --                  (100)


BALANCE, June 30, 1991                          --         --       2,505,653        2,506       800,019        (804,229)

Net loss for the year ended
  June 30, 1992                                 --         --         --           --          --                  (391)


BALANCE, June 30, 1992                          --         --       2,505,653        2,506       800,019       (804,620)

Net loss for the year ended
  June 30, 1993                                 --         --         --           --          --                  (100)


BALANCE, June 30, 1993                          --         --       2,505,653        2,506       800,019       (804,720)



                                                    [Continued]



                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 14 - PHASER'S STOCKHOLDERS' EQUITY (UNAUDITED) [Continued]

                                             PHASER ENTERPRISES, INC.
                                           [A Development Stage Company]
                                    STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                         FROM THE DATE OF INCEPTION ON JULY 5, 1984 THROUGH JUNE 30, 1996

                                                    [CONTINUED]
                                                                                                     Deficit
                                                                                                   Accumulated
                                           Preferred Stock          Common Stock       Additional       During the
                                                                                         Paid-in        Development
                                         Shares          Amount  Shares          Amount       Capital            Stage

Net loss for the year ended
  June 30, 1994                                 --         --         --           --          --                     (100)


BALANCE, June 30, 1994                          --         --       2,505,653        2,506       800,019           (804,820)

Common stock issued
  to officer for services
  provided at $0.001 per
  share                                         --         --       3,000,000        3,000       57,000          --

Net loss for the year ended
  June 30, 1995                                 --         --         --           --          --                  (59,600)

BALANCE, June 30, 1995                          --         --       5,505,653        5,506       857,019           (864,420)

Adjustment for fractional
  shares in 20 for 1 reverse
  stock split                                   --         --          5           --          --          --

Net loss for the year ended
  June 30, 1996                                 --         --         --           --          --                     (191)


BALANCE, June 30, 1996                          --  $      --       5,505,658    $   5,506  $    857,019    $      (864,611)



  The following unaudited Proforma condensed financial  information assumes that
  PHASER and the Company entered into the reorganization on November 5, 1996:
                                                                  For the
                                                               Period Ended
                                                               December 31,
                                                                   1997
                                                                (Unaudited)


                                 Revenues                     $          --
                                 Expenses                            715,149


                                    Net loss                  $      (715,149)


                                    Loss per share            $       (.29)


                                           WEBQUEST INTERNATIONAL, INC.
                                           [A Development Stage Company]
NOTES TO UNAUDITED FINANCIAL STATEMENTS


NOTE 15 - EARNINGS PER SHARE

  The following data show the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock for the periods ended December 31, 1997:

                                                         For the three Ended      From inception
                                                            Months ended              through
                                                          December 31, 1997               December 31, 1997


  Income from continuing operations applicable to
    common stock                                         $        (256,148)      $       (715,149)

  Less: preferred dividends                                              --                     --



  Income available to common stockholders used in
    earnings per share                                   $        (256,148)      $       (715,149)



  Weighted average number of common shares used
    in earnings per share outstanding during the period  3,652,788               2,478,767




  Dilutive earnings per share was not presented as its effect is anti-dilutive. The Company had at December 31, 1997, options and warrants to purchase 773,625 shares of common stock, at prices ranging from $.116 to $7.50 per share, that were not included in the computation of diluted earnings per share because their effect was anti-dilutive. The Company also has preferred stock outstanding at December 31, 1997 which is convertible into approximately 187,250 shares of common stock that was not included in the computation of diluted earnings per share as its effect was anti-dilutive.